March 19, 2014

Mara Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	USA Compression Partners, LP
Registration Statement on Form S-3
Filed February 3, 2014
File No. 333-193724

Ladies and Gentlemen:

Set forth below are the responses of USA Compression Partners, LP (the “Partnership”) and USA Compression Finance Corp. (“Finance Corp.” and, together with the Partnership, the “Registrants”) to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated March 4, 2014, with respect to the above-captioned filing (the “Registration Statement”).  Concurrently with the delivery of this letter to you, the Registrants are filing Amendment No. 1 to the Registration Statement to respond to the Staff’s comments (the “Amendment”).

The Registrants acknowledge that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Registrants, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that Staff comments may not be asserted by the Registrants as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the exact text of the comments provided by the Staff has been included in bold, italicized type preceding each response in the order presented in the comment letter.

General

1.                                      We note that your debt securities may be issued by your finance subsidiary co-issuer and guaranteed by multiple subsidiaries. It does not appear that you have provided disclosure in compliance with the requirements of Rule 3-10 of Regulation S-X. Please revise to provide the appropriate disclosure pursuant to Rule 3-10 of Regulation S-X, or tell us how you believe you have complied with Rule 3-10.

RESPONSE: The Partnership may, under the Registration Statement, co-issue debt securities with Finance Corp., which debt securities may be guaranteed by USA Compression Partners, LLC, USAC Leasing, LLC, USAC Leasing 2, LLC or USAC OpCo 2, LLC (together, the “Guarantors”). Further, Finance Corp. will not independently issue debt securities.

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Under Rule 3-10(a)(1) of Regulation S-X, every issuer and every guarantor of registered debt securities must file financial statements required for a registrant under Regulation S-X.  The Registrants respectfully submit that for the following reasons, they are not required by Rule 3-10(a) of Regulation S-X to file separate financial statements for each issuer and each guarantor.  Rule 3-10(f) states:

“[w]hen a parent company issues securities and more than one of its subsidiaries of that parent company guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the issuer or any subsidiary guarantor if:

1.              Each of the subsidiary guarantors are 100% owned by the parent company guarantor;

2.              The guarantees are full and unconditional;

3.              The guarantees are joint and several; and

4.              The parent company’s financial statements are filed for the periods specified by §§ 210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

i.                  The parent company;

ii.               The subsidiary guarantors of the parent company on a combined basis;

iii.            Any other subsidiaries of the parent company on a combined basis;

iv.           Consolidating adjustments; and

v.              The total consolidated amounts.”

Further, Note 1 to paragraph (f) provides that:

“[i]nstead of the condensed consolidating financial information required by paragraph (f)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any other subsidiaries of the parent company other than the subsidiary guarantors are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.”

Further, it is our understanding that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10 when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual (“Section 2510.5”). The circumstances described in Section 2510.5, among others, include (i) the subsidiary is sold or sells all of its assets; or (ii) the subsidiary’s guarantee of the indebtedness is terminated or released.

Finance Corp. is a wholly-owned subsidiary of the Partnership that was formed for the sole purpose of serving as a co-issuer of debt securities to be issued by it and the Partnership.  Finance Corp. has no assets, liabilities or operations independent of this function.

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Any securities co-issued by the Partnership and Finance Corp. will be issued jointly and severally for the purpose of Note 3 to Paragraph (f), which permits the Registrants to avail themselves of the exemptions of Paragraph (f).  In the event that a class of debt securities will be guaranteed, the indenture governing such debt securities will provide that the securities will be fully and unconditionally guaranteed by each of the applicable Guarantors, except, subject to certain limitations, as follows: (i) upon the sale, exchange or transfer, whether by way of a merger or otherwise, to any Person that is not an Affiliate of the Partnership, of all the Partnership’s direct or indirect limited partnership or other equity interest in such Subsidiary Guarantor; or (ii) upon the Issuers’ delivery of a written notice to the Trustee of the release or discharge of all guarantees by such Subsidiary Guarantor of any Debt of the Issuers other than obligations arising under this Indenture and any Debt Securities issued hereunder, except a discharge or release by or as a result of payment under such guarantees (as such capitalized terms are defined in the Form of Indenture filed as exhibit 4.1 to the Amendment). Each of the Guarantors is a wholly-owned subsidiary of the Partnership, and the Guarantors are the only subsidiaries of the Partnership other than Finance Corp.

The Registrants have revised the Registration Statement to state the following disclosure under the heading “Description of Debt Securities”:

. . . USA Compression Finance Corp. is wholly-owned by USA Compression Partners, LP, and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities are limited to co-issuing debt securities and engaging in other activities incidental thereto. Any debt securities co-issued by USA Compression Partners, LP and USA Compression Finance Corp. will be issued jointly and severally. . . .

In the event that USA Compression Partners, LLC, USAC Leasing, LLC, USAC Leasing 2, LLC or USAC OpCo 2, LLC, each of which is a wholly-owned subsidiary of USA Compression Partners, LP, guarantees any series of the debt securities described in this prospectus, such guarantees will be full and unconditional and made on a joint and several basis for the benefit of each holder and the Trustee. However, such guarantees are subject to release, subject to certain limitations, as follows (i) upon the sale, exchange or transfer, whether by way of a merger or otherwise, to any Person that is not an Affiliate of the Partnership, of all the Partnership’s direct or indirect limited partnership or other equity interest in such Subsidiary Guarantor; or (ii) upon the Issuers’ delivery of a written notice to the Trustee of the release or discharge of all guarantees by such Subsidiary Guarantor of any Debt of the Issuers other than obligations arising under this Indenture and any Debt Securities issued hereunder, except a discharge or release by or as a result of payment under such guarantees (as such capitalized terms are defined in the Form of Indenture filed as exhibit 4.1 herein). . . .

The guarantors referred to in the preceding paragraph are our only existing subsidiaries, other than USA Compression Finance. We have no assets or operations independent of our subsidiaries, and there are no significant restrictions upon our ability to obtain funds from our subsidiaries by dividend or loan. None of the assets of our subsidiaries represent restricted net assets pursuant to Rule 4-08(e)(3) of Regulation S-X under the Securities Act. . . .

The Partnership proposes to include the narrative information set forth in the paragraphs above in accordance with Note 4 of Rule 3-10(f) and paragraphs (i)(9) and (i)(10) of Rule 3-10 in the Partnership’s consolidated financial statements filed with the Partnership’s future annual reports on Form 10-K and quarterly reports on Form 10-Q.  The Partnership currently has no plans to issue indebtedness or guarantees under the Registration Statement and will file the required financial statements prior to issuing any indebtedness or guarantees under the Registration Statement.

See pages 41 and 42 of the Amendment.

2.                                      We note that you are registering 23,866,338 common units representing limited partner interests in this offering on behalf of USA Compression Holdings, LLC, which owns all of the ownership interest in your general partner and therefore appears to be your

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parent company. Given the nature of USA Compression Holdings’ relationship to you and the size of the offering relative to the number of units outstanding held by non-affiliates, it appears that the sale of units by USA Compression Holdings is a transaction that is not eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i) of Regulation C and instead represents a primary offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretations 212.15 and 612.09. Please revise to identify USA Compression Holdings as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and otherwise revise your prospectus to reflect that the offering by USA Compression Holdings is a primary offering. Alternatively, please provide us with your detailed analysis of why you believe you are able to conduct a secondary offering with regard to the common units held by USA Compression Holdings pursuant to Rule 415(a)(1)(i), including in such analysis a detailed description of the relationship between you and USA Compression Holdings, an analysis of whether USA Compression Holdings is your parent and affiliate, and the other factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09.

RESPONSE:         The Partnership respectfully submits that the offering by USA Compression Holdings, LLC (“Holdings”) is eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(x) of Regulation C. Under Rule 415(a)(1)(x), securities may be registered on Form S-3 in the event they are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of a person of which the registrant is a majority-owned subsidiary. Under Rule 405, a “majority-owned subsidiary” means a subsidiary of which more than 50 percent of the outstanding securities representing the right, other than as affected by events of default, to vote for the election of directors, is owned by the subsidiary’s parent and/or one or more of the parent’s majority-owned subsidiaries. Holdings owns 100 percent of the outstanding securities of the general partner of the Partnership, which has sole responsibility for conducting the Partnership’s business and for managing its operations. As sole owner of the general partner, Holdings selects the board of directors of the general partner. By virtue of such ownership of the general partner, the Partnership is a “majority-owned subsidiary” of Holdings and the registration of Holdings’ units under the Registration Statement can be made pursuant to Rule 415(a)(1)(x).

The Partnership has revised the Registration Statement to disclose that Holdings may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).  Please see the cover page and page ii of the Amendment.  For the reasons set forth below, the Partnership respectfully believes that the units that may be offered by Holdings constitute a valid secondary offering and are not being offered on behalf of the Partnership.

History of Holdings; Relationship with the Partnership

On December 23, 2010, Holdings acquired the Partnership from the previous owners of the Partnership (including certain members of the Partnership’s management) in a privately negotiated transaction.  From December 23, 2010 until the Partnership’s initial public offering (the “IPO”), which closed on

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January 18, 2013, Holdings owned all of the Partnership’s limited partner interests.  In connection with the closing of the IPO the limited partner interests held by Holdings were converted into 4,048,588 common units and 14,048,588 subordinated units in the Partnership. Additionally, Holdings has elected to participate in the Partnership’s distribution reinvestment plan (the “DRIP”), whereby Holdings has received common units in the Partnership in lieu of cash distributions, and plans to continue to do so in the future. As of March 17, 2014, Holdings has received 1,289,389 common units under the DRIP. Included in the Registration Statement is the registration of 4,486,814 common units that the Partnership anticipates Holdings may receive if it continues to participate in the DRIP through the fourth quarter 2016 distribution. Holdings’ only asset is its investment in the Partnership and its general partner.

Holdings acquired its interests in the Partnership in a privately negotiated acquisition from the owners in December 2010.  Both the initial acquisition by Holdings and the conversion of the pre-IPO interests in connection with the IPO were transactions exempt from registration under the Securities Act.  Holdings acquired its interests for investment purposes, not for the purpose of making a distribution in violation of the Securities Act.

Analysis

Compliance and Disclosure Interpretation 612.09 (the “C&DI”) reads, in part, “[t]he question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The C&DI lays out six factors:

1. how long the selling shareholders have held the shares,

2. the circumstances under which they received them,

3. their relationship to the issuer,

4. the amount of shares involved,

5. whether the sellers are in the business of underwriting securities, and

6. finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

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How long the selling unitholder has held the shares

As stated above, Holdings has held the units being registered since January 2013 other than the common units it has received under the DRIP.  However, the original investment by Holdings occurred in December 2010.  The acquisition by Holdings was for investment purposes, and it has borne the risk of ownership for a substantial period of time.

Under the DRIP, Holdings acquired 285,059, 316,439, 348,842 and 339,049 common units on May 15, 2013, August 14, 2013, November 14, 2013 and February 14, 2014, respectively.  Holdings’ elections to receive common units under the DRIP were for investment purposes, and it has borne, and continues to bear, the risk of ownership for these common units. Holdings has publicly committed to continue to participate in the DRIP through the second quarter 2014 distribution. The Registration Statement assumes that Holdings will elect to continue to participate in the DRIP through the fourth quarter 2016 distribution.

The circumstances under which the selling unitholder received the shares

Holdings acquired its interests in the Partnership in a privately negotiated acquisition from the owners in December 2010.  Both the initial acquisition by Holdings and the conversion of the pre-IPO interests in connection with the IPO were transactions exempt from registration under the Securities Act.  Holdings acquired its interests for investment purposes, not for the purpose of making a distribution in violation of the Securities Act.

The offering of common units under the DRIP was registered on Form S-1 (Registration Number 333-180551), and the Partnership expects to register future offerings of units pursuant to its DRIP on Form S-3 to be filed in the future.

The selling unitholder’s relationship to the issuer

Holdings owns the general partner of the Partnership as well as the incentive distribution rights held by its general partner and currently owns common and subordinated units representing slightly more than 50% of the outstanding limited partner units of the Partnership.  However, notwithstanding that Holdings is a parent of the Partnership, the Partnership believes the proposed offering is a genuine secondary offering given the transaction through which Holdings acquired its interests and the fact that Holdings is not acting as a conduit for the Partnership.  Unlike a subsidiary that receives funding from its parent, the Partnership does not expect to receive funding from Holdings (other than through Holdings’ general partner contributions, which maintain the general partner’s ownership percentage, and its continued participation in the DRIP) or its equity holders any time in the future, as this secondary offering registration would be a method for Holdings to liquidate some or all of its investment in the Partnership.

The amount of shares involved

The Partnership is registering 23,873,379 common units on behalf of Holdings. This amount includes Holdings’ 5,337,977 common units, 14,048,588 common units issuable upon conversion of Holdings’ subordinated units upon the termination of the subordination period and 4,486,814 common units the Partnership anticipates Holdings may receive under the DRIP through the fourth quarter 2016 distribution. The Partnership does not

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expect the subordination period to end prior to the first business day after the distribution to unitholders under the DRIP in respect of any quarter, beginning with the quarter ending December 31, 2015. As of March 17, 2014, Holdings’ 19,386,565 total units currently owned, which includes its currently owned common and subordinated units, represented approximately half of the total number of units currently outstanding, assuming the complete conversion of its subordinated units and that the Partnership issues no units prior to such conversion.

The percentage of Holdings’ ownership in the Partnership, however, should be analyzed in reference to other facts and circumstances, as the amount of units involved is only one factor considered in the C&DI. In the context of the registration of offerings of securities by affiliates, the Staff has indicated that such sales may be made under General Instruction I.B.3 to Form S-3, even where the applicable selling unitholder owns more than 50% of the issuer’s securities (the C&DI expressly contemplates the same). In order for the Staff to determine that the offering is in fact being made on behalf of the Partnership, by definition the Staff must conclude that Holdings is seeking to effect a distribution of the units. We believe that the number of units being registered should be one of the less important factors in the analysis, as an illegal distribution of units can take place regardless of the size of the offering, and even where the amount of units involved is significantly less than 50%.

Whether the selling unitholder is in the business of underwriting securities

Neither Holdings nor its owners are in the business of underwriting securities. The majority owners of Holdings are funds owned by Riverstone/Carlyle Global Energy and Power Fund IV, L.P., and affiliated entities (the “Funds”).  The Funds are in the business of investing in, holding and then selling positions in portfolio companies. The Funds invested in the Partnership in December 2010 for investment purposes and not with an intention to make a distribution in violation of the Securities Act.  Holdings is a special purpose entity which has no business operations other than holding its interests in the Partnership and its general partner.

Moreover, the Funds have held their interest in Holdings and borne the resulting potential risk of loss for more than three years, and even after the Registration Statement is declared effective, they will continue to bear such risks of ownership with respect to their investment in Holdings. Holdings has elected to include its common units in the Registration Statement to provide, among other things, the flexibility to provide future liquidity to the Funds, which will likely be effected from time to time as described in the Registration Statement. The Partnership will receive no proceeds from the secondary offering of the units of Holdings.

Whether the selling unitholder is acting as a conduit for the issuer

In light of the above analysis of the facts, the Partnership respectfully submits that the units that may be offered by Holdings constitute a valid secondary offering and are not being offered on behalf of the Partnership.  The Funds made a decision to invest in the business and have held their investment for approximately three years.  The Funds and Holdings are not in the business of underwriting securities, and the Partnership will receive no proceeds from the offering.

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3.                                      In addition, we note that you are registering the sale of 33,336,784 common units representing limited partner interests, of which 8,522,130 are being offered on behalf of Argonaut Private Equity, LLC and its affiliates. Given the size of the secondary offering relative to the number of units outstanding held by non-affiliates and the nature of the relationship between Argonaut Private Equity and its affiliates, on the one hand, and you, on the other hand, it appears that the sale of units by Argonaut Private Equity and its affiliates is a transaction that is not eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i) of Regulation C. Please revise to identify Argonaut Private Equity as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and otherwise revise your prospectus to reflect that the offering by Argonaut Private Equity and its affiliates is a primary offering. Alternatively, please provide us with your detailed analysis of why the sale by Argonaut Private Equity and its affiliates is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

RESPONSE:         The Partnership respectfully submits that the offering by Argonaut Private Equity, LLC (“Argonaut”) is eligible to be made on a shelf basis pursuant to Rule 415(a)(1)(i). Under Rule 415(a)(1)(i), securities may be registered on Form S-3 in the event they are to be offered and sold on an immediate, continuous or delayed basis “by or on behalf of a person other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”. Under Rule 405, a “subsidiary” of a specified person is an affiliate controlled by such person and “control” is defined as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person.”   The Partnership is controlled exclusively by its general partner, which is wholly owned by Holdings.  Argonaut holds only common units representing limited partner interests in the Partnership and, therefore, does not have the power to direct or cause the direction of the management and policies of the Partnership.  Accordingly, the Partnership has concluded that the offering by Argonaut is eligible to be made pursuant to Rule 415(a)(1)(i).

For the reasons set forth below, the Partnership respectfully believes that the units that may be offered by Argonaut constitute a valid secondary offering and are not being offered on behalf of the Partnership.

History of Argonaut Relationship

On August 30, 2013, the Partnership acquired from S&R Compression, LLC (“S&R”) certain assets and liabilities related to the business of providing compression services to third parties in exchange for 7,425,261 common units representing limited partner interests in the Partnership (the “S&R Acquisition”).  The common units issued in connection with the S&R Acquisition were issued in a private placement in reliance upon an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof. Argonaut received 6,676,874 common units in connection with the S&R Acquisition. As a condition to its receipt of common units, Argonaut entered into a Distribution Reinvestment Plan and Lock-Up Agreement (the “DRIP Agreement”), pursuant to which Argonaut agreed to reinvest all distributions in respect of the common units for all periods through and including the quarterly

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period ending June 30, 2014 in the DRIP. As of March 17, 2014, Argonaut has received 245,630 common units under the DRIP. Included in the Registration Statement is the registration of 1,602,140 common units the Partnership anticipates Argonaut may receive under the DRIP through the fourth quarter 2016 distribution. The DRIP Agreement also prohibited Argonaut from selling or otherwise disposing of its common units during the 180-day period following the closing date of the S&R Acquisition.

Argonaut acquired its interest in the Partnership in a privately negotiated transaction on August 30, 2013. This acquisition was exempt from registration under the Securities Act. Argonaut acquired its interests for investment purposes, not for the purpose of making a distribution in violation of the Securities Act.

Analysis

How long the selling unitholder has held the shares

As stated above, Argonaut has held the units being registered since August 30, 2013.  The acquisition of the units by Argonaut was for investment purposes as the units were received as consideration in exchange for the contribution of a business.

Under the DRIP, Argonaut acquired 124,563 and 121,067 common units on November 14, 2013 and February 14, 2014, respectively, and Argonaut is obligated under the DRIP Agreement to participate in the DRIP through June 30, 2014. Argonaut’s entrance into the DRIP Agreement and resulting participation in the DRIP was for investment purposes, and it has borne, and continues to bear, the risk of ownership for these common units.

The circumstances under which the selling unitholder received the shares

Argonaut acquired its units in a privately negotiated transaction with the Partnership as consideration in exchange for the contribution of a business.  The acquisition of common units by Argonaut was a transaction exempt from registration under the Securities Act.  Argonaut acquired its units for investment purposes, not for the purpose of making a distribution in violation of the Securities Act.

The offering of common units under the DRIP was registered on Form S-1 (Registration No. 333-180551), and the Partnership expects to register future offerings of units pursuant to its DRIP on Form S-3.

The selling unitholder’s relationship to the issuer

Argonaut’s only relationship with the Partnership is that it acquired units in connection with the S&R Acquisition and its participation in the DRIP pursuant to the DRIP Agreement.

The amount of shares involved

The Partnership is registering 8,524,644 common units on behalf of Argonaut, which includes 6,922,504 common units Argonaut owned as of March 17, 2014 and 1,602,140 common

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units the Partnership anticipates Argonaut may receive under the DRIP through the fourth quarter 2016 distribution. The 6,922,504 common units Argonaut owned as of March 17, 2014 represented approximately 29% of the total number of common units then outstanding, without including Holdings’ subordinated units, and approximately 18% of the total number of units then outstanding, which included Holdings’ subordinated units and assumed the conversion of Holdings’ subordinated units and that the Partnership would issue no units prior to such conversion.

Whether the selling unitholder is in the business of underwriting securities

Argonaut is not in the business of underwriting securities.  Argonaut is in the business of investing in, holding and then selling positions in portfolio companies.  Argonaut invested in S&R for investment purposes and received the common units as consideration in exchange for the contribution of a business.

Whether the selling unitholder is acting as a conduit for the issuer

In light of the above discussion and facts, the Partnership respectfully submits that the units that may be offered by Argonaut constitute a valid secondary offering and are not being offered on behalf of the Partnership.  Argonaut is not in the business of underwriting securities. Furthermore, the Partnership will receive no proceeds from the secondary offering of the common units held by Argonaut.

Information We Incorporate by Reference, page ii

4.                                      Please correct the filing date for the Form 10-Q for the quarter ended March 31, 2013. Additionally, please include the Form 8-K filed on September 5, 2013 and the Form 10-K filed on February 20, 2014.

RESPONSE:         The Registration Statement has been revised to include the Partnership’s Form 10-K filed on February 20, 2014, its Current Reports on Form 8-K filed on September 5, 2013 and December 11, 2013, its Current Report on Form 8-K/A filed on November 7, 2013 and its Quarterly and Current Reports filed in 2014.  Please see page iii of the Amendment.

Selling Unitholders, page 66

5.                                      Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Argonaut Private Equity LLC, Aladdin Partners, L.P., R/C Energy GP IV, LLC and the two trusts listed in the table. Please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations. In addition, please revise to clarify whether the last column in this table assumes the sale of all of the shares identified in that column.

RESPONSE:         The Registration Statement has been revised accordingly.  Please see pages 67 and 68 of the Amendment.

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Index to Exhibits, page II-8

6.                                      Please note that we may have comments on the exhibits once you file them, and we will need adequate time to review them before you request acceleration of effectiveness of the registration statement.

RESPONSE:         The Partnership has filed all required exhibits.  Please see the Form of Indenture filed as Exhibit 4.1 to the Amendment.

Exhibit 5.1. Opinion of Vinson & Elkins L.L.P.

7.                                      We note from page 47 of the registration statement that the indenture and all debt securities will be governed by New York law. This opinion is limited to Delaware and Texas laws. Please have counsel opine on the law governing the indenture, debt securities and guarantees, as well. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19, available on our website at www.sec.gov. In addition, we note that the opinion identifies USAC OpCo 2, LLC and USAC Leasing 2 LLC as Delaware limited liability companies, while the registration statement identifies them as Texas limited liability companies; please revise your registration statement and/or opinion for consistency and accuracy. Also, please revise the assumption in section (iii) of the second paragraph on page 2 to limit this qualification to persons signing on behalf of parties other than the companies represented by counsel.

RESPONSE:         Vinson & Elkins L.L.P. has revised its opinion filed as Exhibit 5.1 to the Registration Statement as requested. Please see the revised opinion filed as Exhibit 5.1 to the Amendment.

*              *              *              *              *

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Lauren E. Dean, Assistant General Counsel of the Partnership, at (512) 369-1626 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

USA Compression Partners, LP
		By:	USA Compression GP, LLC, its general partner

		By:	/s/ Eric D. Long
		Name:	Eric D. Long
		Title:	President and Chief Executive Officer

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.